United States securities and exchange commission logo





                               August 8, 2022

       Saad Bendidi
       Chairman
       Forafric Global PLC
       Unit 5.3, Madison Building, Midtown
       Queensway, Gibraltar GX11 1AA

                                                        Re: Forafric Global PLC
                                                            Registration
Statement on Form F-1
                                                            Filed July 11, 2022
                                                            File No. 333-266075

       Dear Mr. Bendidi:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed July 11, 2022

       Cover Page

   1. For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders
paid for such shares and warrants.
   2. We note your disclosure of the exercise price of the warrants compared to the market price of the underlying
security. Given the warrants are out of the money, please disclose the likelihood that warrant
holders will not exercise their warrants. Provide similar disclosure in the prospectus
summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on stock price. As applicable,
describe the impact on your liquidity and update the discussion on the ability of your
company to fund your operations on a prospective basis with your current cash on hand.
 Saad Bendidi
FirstName   LastNameSaad Bendidi
Forafric Global PLC
Comapany
August      NameForafric Global PLC
        8, 2022
August
Page 2 8, 2022 Page 2
FirstName LastName
3. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Ordinary Shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Ordinary Shares.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 30

4. Please expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
5. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
6. We note that your forward purchase agreements with certain investors provide those investors with the right to sell back shares to the company at a fixed price three months after the closing date of the business combination. Please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.
General

7. Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Saad Bendidi
Forafric Global PLC
August 8, 2022
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alex King at 202-551-8631 or Asia Timmons-Pierce at 202-551-3754
with any questions.



FirstName LastNameSaad Bendidi                             Sincerely,
Comapany NameForafric Global PLC
                                                           Division of
Corporation Finance
August 8, 2022 Page 3                                      Office of
Manufacturing
FirstName LastName